

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

April 23, 2009

Mr. David M. Rainey
President and Chief Financial Officer
Debt Resolve, Inc.
150 White Plains Road, Suite 108
Tarrytown, New York 10591

> **Re: Debt Resolve, Inc.**
> **Item 4.01 Form 8-K**
> **Filed August 8, 2008**
> **File No. 001-33110**

Dear Mr. Rainey:

We have completed our review of your Form 8-K and have no further comments at this time.

Sincerely,

Ta Tanisha Meadows
Staff Accountant